Locke Liddell & Sapp LLP
ATTORNEYS & COUNSELORS
3400 JP MORGAN CHASE TOWER		(713) 226-1200
600 TRAVIS STREET		Fax: (713) 223-3717
HOUSTON, TEXAS 77002-3095	AUSTIN • DALLAS • HOUSTON • NEW ORLEANS	www.lockeliddell.com

email: ghill@lockeliddell.com

Direct: (713) 226-1187

October 27, 2005

Securities and Exchange Commission

Division of Corporation Finance

Attn: Perry Hindin

450 Fifth Street, N.W., Mail Stop 4-6

Washington, D.C. 20549-0404

Re:	Cotelligent, Inc.

Post-Effective Amendment No. 1 on Form S-1

Filed September 7, 2005

File No. 333-128161

Post Effective Amendment No. 1 on Form S-3 to Form S-4

Filed June 25, 2004

File No. 333-111550

Form 10-K for the fiscal year ended December 31, 2004, as amended

Form 10-Q for the quarters ended March 31, 2005, as amended

File No. 0-27412

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter of September 30, 2005, addressed to Mr. James R. Lavelle, regarding the Registration Statement on Form S-1 (File No. 333-128161), which was filed with the Commission by Cotelligent Inc. (“Cotelligent” or the “Company”) on September 7, 2005 (the “Registration Statement”), and Post-Effective Amendment No. 1 on Form S-3 to Form S-4 (File No. 333-111550), which was filed with the Commission by Cotelligent on June 25, 2004. Where applicable, the responses indicate the additions or revisions that will be included in Amendment No. 1 to the Registration Statement the Company intends to file in response to the Staff’s September 30, 2005 letter and are numbered to correspond to the numbers assigned in the Staff’s letter. Capitalized terms used but not defined herein have the

Securities and Exchange Commission

October 27, 2005

meanings that are in the Registration Statement. A copy of the cover page to the Registration Statement has been provided as Exhibit A to this response.

We respectfully request that the appropriate members of the Staff review Exhibit A and our responses as reflected in this letter at their earliest convenience and advise us as to further comments, if any, as soon as possible.

General

1.	We note that on May 10, 2005, you responded to a staff comment letter regarding a post-effective amendment on Form S-3 to Form S-4, file no. 333-111550, sent to you by the staff on July 26, 2004. It appears that you intend to address the staff comments by the filing on the registration statement on Form S-1, and your post-effective amendment is therefore no longer necessary. Please tell us the action you propose to take with respect to the pending post-effective amendment.

Response: The Company notes the Staff’s comment. Pursuant to Rule 477(a) promulgated under the Securities Act, on October 26, 2005, the Company requested immediate withdrawal of its Post-Effective Amendment No. 1 on Form S-3 to Form S-4 (File no. 333-111550), which was originally filed with the Commission on June 25, 2004.

2.	You also indicated in your May 10, 2005 letter that you addressed comments 5 and 6 of the staff’s July 26, 2004 letter pursuant to a letter to the SEC dated August 2, 2004. Please file the August 2 letter electronically.

Response: The Company notes the Staff’s comment and on October 27, 2005, electronically filed the letter to the Commission dated August 2, 2004.

Form S-1

3.	We note that pursuant to your registration statement on Form S-4, file no. 333-111550, declared effective on February 13, 2004, you registered 5,339,806 shares of common stock issuable upon exercise of warrants as well as the warrants themselves in conjunction with your acquisition of On-Site Media, Inc. In light of this effective registration statement, resulting in such warrants and shares being freely tradeable securities, please explain why you are registering the resale of what appear to be the same common stock and warrants. It appears that you should file a post-effective amendment to the Form S-4, on Form S-1, with respect to the offer and sale of the shares of common stock that underlie the warrants. Please refer to Securities Act Rule 429. Additionally, with the exception of holders of common stock and warrants who are affiliates, please explain why you are registering resales of the securities registered by the Form S-4.

Securities and Exchange Commission

October 27, 2005

Response: The Company notes the Staff’s comment. In the registration statement on Form S-4, file no. 333-111550, declared effective on February 13, 2004, the Company registered 5,339,806 shares of common stock issuable upon exercise of warrants as well as the warrants themselves in conjunction with the Company’s acquisition of On-Site Media, Inc. The warrants and shares registered under that registration statement are freely tradeable securities to the extent they are held by non-affiliates of the Company. However, several of the selling shareholders are affiliates of the Company as defined in Rule 144(a)(1) of the Securities Act. The Company now intends to amend the Registration Statement to register for resale only those warrants and shares of common stock underlying the warrants that are held by affiliates. In addition, pursuant to Rule 429 of the Securities Act, the Company intends for the prospectus contained in the Registration Statement to also constitute a post-effective amendment to the Form S-4 Registration Statement, which was previously declared effective on June 25, 2004. The purpose of the post-effective amendment is to provide a general update of the Company.

4.	Please confirm your response to comment 4 of our letter dated July 26, 2004 with respect to each of the selling shareholders listed in your Form S-1.

Response: The Staff’s comment 4 in the letter date July 26, 2004, requested the Company to “disclose which selling shareholders are registered broker-dealers or are affiliates of broker-dealers. To the extent any selling security holders are registered broker-dealers, please disclose whether these securities were acquired as compensation for investment banking services. Alternatively, if these securities were purchased for investment purposes, please revise to identify those sellers as underwriters for affiliates of registered broker-dealers, explain the nature of the affiliation in your response letter, and disclose whether the broker-dealer affiliates acquired the shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person to distribute the shares.”

The Company confirms that none of the selling shareholders are registered broker-dealers or are affiliates of broker-dealers. Consequently, none of the securities were acquired as compensation for investment banking services. In addition, none of sellers are underwriters for affiliates of registered broker-dealers.

Form 10-K and 10-Q

5.

We note your disclosure in each of your amended Forms 10-K and 10-Q that your “Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please advise in your response letter, if true, that your officers concluded that your disclosure controls and procedures are also

Securities and Exchange Commission

October 27, 2005

effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and chief financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also confirm that you will provide this disclosure in future filings.

Response: The Company’s officers concluded that the Company’s disclosure controls and procedures for the periods covered in the Forms 10-K and 10-Q, as amended, are effective to ensure that information the Company is required to disclose in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company confirms that it will provide this disclosure, to the extent true, in future filings.

Please direct any comments or questions you may have regarding the foregoing to me at (713) 226-1187.

Submitted at the request and on behalf of Cotelligent, Inc. Very truly yours,

/s/ Gregory C. Hill
Gregory C. Hill For the Firm

Exhibit A

As Filed with the Securities and Exchange Commission on October     , 2005

Registration No. 333-128161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COTELLIGENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	7373	94-3173918
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

655 Montgomery Street, Suite 1000

San Francisco, California 94111

(415) 477-9900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JAMES R. LAVELLE

Chairman of the Board and Chief Executive Officer

Cotelligent, Inc.

655 Montgomery Street, Suite 1000

San Francisco, California 94111

(415) 477-9900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

GREGORY C. HILL, ESQ

Locke Liddell & Sapp LLP

3400 Chase Tower

600 Travis Street

Houston, Texas 77002-3095

(713) 226-1200

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effective time of this Registration Statement.

If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per Share (2)	Proposed maximum aggregate Offering price (2)	Amount of registration fee (3)
Warrants to purchase shares of common stock		—	—	—(4)
Common stock, par value $0.01 per share, issuable on exercise of warrants	2,392,166(5)	$0.25(6)	$598,042	$70.39

(1)	This Registration Statement relates to the resale from time to time of warrants issued to the selling holders identified herein and 2,392,166 shares of common stock issuable upon exercise of the warrants being registered herein. Pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus included as Part 1 of this Registration Statement also relates to, and this Registration Statement constitutes a post-effective amendment to, Securities Act Registration Statement No. 333-111550, which was previously declared effective by the Commission on June 25, 2004.
(2)	Estimated solely of for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.
(3)	Calculated pursuant to Rule 457(g) under the Securities Act.
(4)	No registration fee is required pursuant to Rule 457(g) of the Securities Act.
(5)	2,392,166 shares of Common Stock of the Registrant are issuable upon exercise of the warrants being registered herein.
(6)	Based on an exercise price of $0.25 per share.
(7)	$157.12 previously has been paid with the original filing on September 7, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.